Exhibit (m) (ii)

                                  FUND, INC.
                              DISTRIBUTION PLAN FOR
                         RETAIL CLASS A SERIES OF SHARES


        WHEREAS, Stratus Fund, Inc., a Minnesota corporation (the "Fund") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

        WHEREAS, the Fund is authorized to issue separate classes of shares of its capital stock (referred to individually as a "Portfolio," and collectively as the "Portfolios") and is further authorized to divide the shares of any Portfolio into separate categories or series of shares referred to herein as classes of shares; and

        WHEREAS, the Board of Directors of the Fund has determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Fund and the prospective registered owners (the "Shareholders") of the Retail Class A shares of each Portfolio of the Fund.

        NOW, THEREFORE, the Board of Directors of the Fund hereby adopts this Distribution Plan pursuant to Rule l2b-1 under the 1940 Act.

        1. Adoption of Plan. The Fund has adopted this Distribution Plan (the "Plan") to enable the Fund to directly or indirectly bear expenses relating to the distribution of Retail Class A shares of the Portfolios, of which the Fund is the issuer.

        2. Rule l2b-l Fee. Each Portfolio is authorized, from the assets of its Retail Class A Shares, to pay the principal underwriter of the Portfolio's shares (the "Distributor") a total fee in connection with distribution-related services provided in respect of the Retail Class A shares, calculated and payable monthly, at the annual rate of up to 0.50% of the value of the average daily net assets of such class (the "Distribution Fee").

        3. Use of Fees

                       (a) The Distribution Fee may be used by the Distributor
               to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Retail Class A shares of the applicable Portfolio and to pay for other advertising and promotional expenses in connection with the distribution of such Retail Class A shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Distributor related to the distribution of such Retail Class A shares; and payments to, and expenses of officers, employees or representatives of the Distributor, of other broker-dealers, banks or other financial institutions, and of any other persons who provide support services in connection with the distribution of such shares, including travel, entertainment and telephone expenses.

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                      (b) Payments under the Plan are not tied exclusively to
               the expenses for distribution-related activities actually incurred by the Distributor, so that such payments may exceed expenses actually incurred by the Distributor. The Fund's Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by the Distributor and amounts it receives under the Plan.

                      (c) The Fund's investment adviser, administrator and the
               Distributor may, at their option and in their sole discretion, make payments from their own resources to cover costs of additional distribution activities.

        4. Effectiveness. This Plan shall not take effect with respect to a Portfolio until it has been approved (a) by a vote of at least a majority of the outstanding Retail Class A shares of such Portfolio; and (b) together with any related agreements, by votes of the majority of both (i) the Board of Directors of the Fund and (ii) the Disinterested Directors (as defined below) of the Fund, cast in person at a Board of Directors meeting called for the purpose of voting on this Plan or such agreement.

        5. Term of Plan. This Plan shall continue in effect for a period of one
(1) year after it takes effect and for so long thereafter as such continuance is specifically approved at least annually in the manner provided in Part (b) of
Section 4 above for the approval of this Plan.

        6. Written Reports. Any person authorized to direct the disposition of money paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Board of Directors of the Fund, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

        7. Termination. This Plan may be terminated at any time with respect to any Portfolio by the vote of a majority of the Disinterested Directors or by vote of a majority of a Portfolio's outstanding Retail Class A shares.

        8. Agreements. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time with respect to Retail Class A shares of a Portfolio, without payment of any penalty, by the vote of a majority of the Disinterested Directors or by the vote of shareholders holding a majority of such Portfolio's outstanding Retail Class A shares, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

        9. Amendments. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of shareholders holding a majority of the outstanding Retail Class A shares of the applicable Portfolio, and all material amendments to this Plan shall be approved in the manner provided in Part (b) of Section 4 hereof for the approval of this Plan.

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        10. Additional Defined Terms. As used in this Plan, (a) the term
"Disinterested Directors" shall mean those Directors of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it; and (b) the terms "assignment," "interested person," and "vote of at least a majority" of the outstanding Retail Class A shares shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

        11. Nominees for Disinterested Directors. While this Plan is in effect, the selection and nomination of those Directors who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

        12. No Obligation. This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.


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